Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/
The Coastal Corporation merger, taken from a presentation by William A. Wise given to Analysts at the Howard Weil conference held on April 3, 2000.

[LOGO]  EL PASO ENERGY

                               William A. Wise
                               ----------------------------
                               President and
                               Chief Executive Officer

                Howard Weil Conference
---------------------------------------
                         April 3, 2000

Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice

Investors are urged to read the proxy statement/prospectus which is included in the Registration Statement on Form
S-4 filed with the SEC on February 24, 2000 in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

Over $1 Billion in
Expansion Opportunities
---------------------------

[Graphic Map of United States]

El Paso                         Coastal
-------                         ------------
0 Power Plants                  o  Power Plants
+ Attachment/Expansion          == Pipelines
= Pipelines

Managing for Value
--------------------
El Paso Production Company

[Graphic Map of United States]

Production
----------

O El Paso
o Coastal

*2.9 Tcfe of proved developed
*2.2 Tcfe of PUD
*1.9 Tcfe of probables
*$500 MM of annual maintenance CAPEX
*$600 MM + of potential annual growth capital

Stock Price Appreciation
------------------------
As of March 30, 2000

[Chart]

                 EPG        S&P 500
12/31/1993     89.00%       15 .00%
12/31/1995     51.00%       52.00%
12/31/1997    250.00%      140.00%
12/31/1999    309.00%      264.00%
03/30/2000    336.00%      268.00%